Filed by Pfizer Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pfizer Inc.

Commission File No.: 001-03619

February 3, 2016

Excerpt of Transcript of Pfizer Inc. Fourth-Quarter 2015 Earnings Call, distributed February 3, 2015

PRESENTATION

Operator

Good day, everyone, and welcome to Pfizer’s fourth quarter 2015 earnings conference call. Today’s call is being recorded. At this time, I would like to turn the call over to Mr. Chuck Triano, Senior Vice President of Investor Relations. Please go ahead, sir.

Chuck Triano - Pfizer Inc - Senior VP of IR

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Before we start, I’d like to remind you that our discussion during the call will include forward-looking statements and that actual results could differ materially from those projected in the statements. Factors that could cause actual results to differ are discussed in Pfizer’s 2014 Annual Report on Form 10-K, as well as on our reports in Forms 10-Qn and 8-K. The discussions during the call will also include certain financial measures that were not prepared in accordance with Generally Accepted Accounting Principles. Reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures can be found in Pfizer’s current report on Form 8-K dated today.

Also, today’s call is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy securities of Pfizer or Allergan. We will now make prepared remarks and then we will move to a question and answer session. With that, I’ll now turn the call over to Ian Read. Ian?

Ian Read - Pfizer Inc - Chairman and CEO

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Frank will take you through the numbers. Before he does, I have a few brief comments about what is driving our performance, some thoughts regarding where we expect to see pipeline advancements during the year, and I’ll close with a few comments about Allergan.

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And now, a few comments about our proposed combination with Allergan. We’re excited about bringing two great companies together that have a strong strategic fit. The transaction is about accelerating growth potential in our innovative businesses and strengthening our established business and more efficiently allocating our capital around the world. We are confident that we are taking the appropriate steps so that we can achieve the key milestones needed to complete the transaction, and continue to expect close in the second half of 2016.

Since the announcement, we have been working closely with Brent Saunders and his team at Allergan and have been delighted by the engagement and rapport that is occurring. We see a number of potential opportunities after closing, as we continue to learn more about each other’s portfolio. For example, we see complementarity in inflammation and gastroenterology. And we will have a broader presence in cardiovascular disease with Eliquis and Bystolic. In neuroscience, Allergan’s work in Alzheimer’s, schizophrenia and major depressive orders will be highly complementary to Pfizer’s promising early work in such areas as Parkinson’s, Alzheimer’s and Duchenne’s muscular dystrophy. When you look out over the next few years, we expect both companies will contribute several potential new drugs to launch.

We also continue to be excited about the international potential. And by coming together, we are enhancing category leadership throughout our complementary in-line portfolio, and a combined pipeline with great late-stage and mid-stage assets across each of our key therapeutic areas. Both companies bring a great deal of scientific and product expertise to the proposed combination, and a shared philosophy in our approach to research and development. Upon the close of transaction, the combined Company will be an influential player in the industry, with a competitive product portfolio with several leadership positions, robust pipeline, compelling capital structure and financial position, and aligned cultures that are based on ownership and entrepreneurial spirit, creating shareholder value and meeting patients’ needs.

This combination is about investing in our business. It’s about accelerating our existing strategy while preserving our options and spitting the Company into an innovative business and an established business if we determine that is the best way to unlock the most value for our shareholders. By the end of the current quarter, our integration team will be fully engaged and we anticipate announcing post-closing leadership positions. Throughout the year, we will continue to keep you updated on our progress.

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We expect to further strengthen the growth potential of the business with the pending addition of Allergan.

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Frank D’Amelio - Pfizer Inc - CFO

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We announced our proposed combination with Allergan and continue to expect the transaction to close the second half of 2016 and we continue to create shareholder value through prudent capital allocation. In 2015, we returned $13.1 billion to our shareholders through dividends and share repurchases. And we expect to execute a $5 billion accelerated share repurchase program in the first half of 2016.

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Jami Rubin - Goldman Sachs - Analyst

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And then Ian, a couple questions for you. Back on this whole breakup thesis and the timing. I think investors initially were disappointed by the timing you laid out at the time that you announced the Allergan deal. I think you said you’d make a decision by the end of 2018.

I want to put out there that the stock has pulled back quite a bit since you announced the Allergan deal. And I would think, despite clearly the market is excited about this, but I would think the even growing gap in valuation between where your stock is in an SOTP, should help you to accelerate your decision to move in that direction. And if you could just comment on that please?

And then, thirdly, on revenue growth. Clearly, there have been tons of pushes and pulls in your numbers. Mostly currency and patent expirations.

Can you remind us when you expect, and this excludes the acquisition from Allergan, but when you expect your reported revenue growth? Or just talk about operationally revenue growth. When we should start to see a positive inflection point?

Because it has, when I look at my models revenues have been in decline for many years. And some of that is divestitures and spins, but, since 2013 we’ve had revenue flat to down. When is that going to change, or what drives that change talking from Pfizer standpoint? Thanks very much.

Ian Read - Pfizer Inc - Chairman and CEO

Let me just do the revenue growth first. Well, as I said, 2015 was the first year when we saw revenue growth. 2016 operationally, we expected it to be Hospira and Allergan, we expected it to be flat. And that’s because we had a huge growth from Adult Vaccine in 2015 and will hold that franchise, we won’t grow it again.

We’ll have good growth from our in line products and our newly launched products. But we still deal with a couple of billion of LOEs.

So I think you can begin to see, as we begin to get more traction with more clinical trials in Ibrance, as we begin to see the ertugliflozin launch, and we begin see our next wave of products get approved. You’ll see us returning to very robust growth. But obviously, Jami one of the reasons for doing the Allergan deal, was in fact to ensure that we had robust growth in our innovative business. So we’re aware of that issue.

Now, vis-a-vis the breakup timing. Number one, I’d point out that while the stock is down, I don’t think it’s specifically down more than the DRG. In fact, I think it’s roughly the same as a DRG. And in fact, given the arb pressure that one would expect in the stock, I’m actually well, one never like to see the stock go down, it certainly was expected to come under pressure from the arb community.

Now the breakup timing, is an issue of, we are focused on integrating this Company and the two companies together. And we have laid out the four questions that we need to answer. And I think any shareholder would want those questions answered. So, can we run the businesses successfully inside Pfizer?

And, we have bought Hospira, you’re seeing sterile injectables. You’ve got the biosimilars. You’re beginning to see if you’ll strip out the LOEs, the stabilization of the core business, which we expect to return to growth. But that being said, we can run it well inside Pfizer.

Can it be run better outside Pfizer? Is there trapped value and can we unlock the trapped value in a tax efficient manner? And these are very serious questions. These are very large companies.

And, I think that by the end of 2018 we will be well positioned to make that decision in the best interest of our shareholders. And frankly, don’t particularly see a way of short circuiting that, just because of the amount of work that has to be done and integration, and getting the transaction with Allergan right. I do understand your wish for more speedy decision, but I think we’re taking the right approach for shareholder value here.

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Andrew Baum - Citigroup - Analyst

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Second, do you anticipate a third notice from the Treasury on inversion? And obviously, we are not at the point where the (inaudible) notice. But how restricted do you see any notice, if it does impact your potential to complete the Allergan transaction?

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Ian Read - Pfizer Inc - Chairman and CEO

Okay, I’m going to do the notice first. We, at the moment, understand the Treasury are working on formalizing and regulating the first two notices they issued. Which are not, in many ways, applicable to our transaction as we are at the below 60% ownership.

I really can’t speculate if there’s going to be a third notice or not. We feel confident the transaction is fully within the US law, and fully within accepted interpretation of that law. And expect the transaction to close in the second half of next year.

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Mark Schoenebaum - Evercore ISI - Analyst

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I have one question that’s been danced around, but maybe let me just ask it again in hopes that I won’t annoy you, but I’ll try again. So the first is do you believe there’s anything, Ian under the current US statute that would allow Treasury to block and/or materially delay the closing of the Allergan deal? So I’m not asking if there will be a third proposed notice, but if under the current law do you remain very comfortable that there’s nothing that Treasury legally could do to block the deal or to materially delay it like into 2017 when there will be a new Congress and a new President?

And then I’d also just, for Frank perhaps, just like you talked a little bit about your leverage ratio. If my math is right, the leverage ratio of the combined Company the NewCo, should it close, would be around one. By my math, you could take that to maybe three without affecting credit ratings in a big way, but that’s my math and I’m not very good at math. So I’d love to hear your general thoughts around leverage ratio of the NewCo and where you might be willing to take that should the deal close, thank you.

Ian Read - Pfizer Inc - Chairman and CEO

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So, on your question, which I don’t think we danced around, under current law, I do not believe there is any reason why this deal will not close. Full stop.

Frank D’Amelio - Pfizer Inc - CFO

Mark, let me run some numbers. On leverage, let me run the Pfizer numbers based on third quarter. We haven’t issued a balance sheet for the fourth quarter, we’ll do that when we file the K.

We had about $37 billion of cash and investments. We had about $39 billion of debt, short and long term debt. So, to your point, call that one-to-one essentially.

And what we said when we announced the Allergan deal -- what I said, was we could take the leverage ratio to your point up to about 2.5 to 3. And, obviously once we took it there we would want to see what kind of rhythm that created relative to the Company. The operations supporting the Company, and that we take it there but that we would still want access to commercial paper.

We would be willing to take a one notch down grade, but still want to have access to commercial paper. But in terms of your math, and your calculation that 2.5 to 3, that’s right. That is basically what I talked about when we announced the Allergan deal so your math was good.

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John Boris - SunTrust Robinson Humphrey - Analyst

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Ian, first question, on the timing around the breakup. I think you’ve indicated that integration of Allergan is very important. You’ve also indicated that you’ve had time to look even deeper into the Allergan portfolio.

As you think about integration, can you give us some more commentary around how you’re thinking about mapping out integration? Some look at Wyeth and the massive amount of synergies that you’re able to extract out of the Wyeth transaction, and are somewhat puzzled as to why you can’t do that here. So any commentary around that.

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Ian Read - Pfizer Inc - Chairman and CEO

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Frank do you want to deal with the synergy number?

Frank D’Amelio - Pfizer Inc - CFO

Yes, so we said when we announced a deal more than $2 billion we gave you the timing in terms of when we would get that. Couple comments, John to your question.

I think first, why more than $2 billion, why not a higher number? I think these are two companies that have done a lot on the cost reduction front. Significant reductions at both companies. I think efficiently run companies.

Two, not a lot of therapeutic area or overlap. Which is always kind of a trigger for synergy opportunities.

Third, if you look at the Allergan cost of goods sold, 2/3 of that from our perspective from a synergy perspective was unaddressable. It’s their ANDA business and royalties. So not a lot we could do there.

But all that said and done, we’re working now with the Allergan teams, with Brent, with Bob Stuart with Tessa. Ian, myself our leadership team here at Pfizer we’ve already launched a couple of operational teams. And we’re starting to dig into this in much more detail, and if there’s more there please know we’re going to get it and we’ll tell you about it. So, on a synergy front, there’s more to come.

Ian Read - Pfizer Inc - Chairman and CEO

John, the purpose of this deal was not huge cost synergies. It was about driving revenue. Growth in the Innovative Business. Driving reasonably young portfolios, taking the products internationally, and then getting excellent capital allocation over the world.

So, we will get the synergies we can get but our focus is on growth, and a lot of questions on the call have been about growth. This is part of the solution to that, and also on really a good capital allocation.

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David Risinger - Morgan Stanley - Analyst

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I have three questions.

First, Ian besides the likelihood of closing, what do you think investors most under appreciate about the Allergan merger?

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Ian Read - Pfizer Inc - Chairman and CEO

David your question on Allergan, our interactions with the shareholders both sell-side and buy-side have been very positive. I don’t think in reality there’s anything under appreciated other than the street’s perception of risk around the close.

I would direct you back, of course, to the excitement I have about the products that Allergan have that they just launched. About their Phase 3 products, both in depression, and in diabetic gastroparesis, and they just got breakthrough status. And the combination of our information knowledge, and our TAs with Xeljanz around their area, our JAKs around their expertise in that area, I think perhaps the street is right now hung up on this close issue.

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Gregg Gilbert - Deutsche Bank - Analyst

Thanks, also a three-parter. First, Frank what level of detail should we expect in the proxy in terms of your long term projections? Similar to the Pfizer Weyth documents or any differences and caveats you’d like to let us know about before folks start slapping accretion percentages on those numbers?

Secondly, going back to something you’ll said earlier, taking your leverage to 2.5 to 3 times for NewCo, if you were to apply that capital to buybacks that would create EPS accretion that is far beyond what you’ve suggested. So would like your thoughts on what you’d be doing with that leverage or is that a hypothetical?

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Frank D’Amelio - Pfizer Inc – CFO

Yes, so I think on level of detail, we’ll be providing revenue details, EPS details, projected out I believe it’s several years — five years. So there will be information out there relative to projections on the Company.

On the leverage number the 2.5 to 3, in my mind that’s what’s possible. In terms of what we did on buybacks, we tried to provide information when we announced the deal to give you all of the data you needed so that when you connected the dots you could model what the buyback numbers would be, right?

So we started out with the accretion dilution. We said neutral in year one, modestly accretive in year two, more than 10% in year three, and high teens in year four.

We gave what the beginning share count number of the combined Company would be. It was 10.6 billion shares we said we would have 5.9 billion and Allergan would have 4.7 billion. And then we gave the tax rate which was 17% to 18%.

So with those data points we thought we provided the information that you needed in order to model what the buybacks would be. And just to the 2.5 to 3, clearly there could be some extra juice if we took the leverage ratio up to that level.

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Chris Schott - JPMorgan - Analyst

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And then the second question for Ian, I know you’ve had a very large deal pending right now. But how are you thinking about Business Development given the recent volatility and value ratio reset we see in the market?

What’s the size and scope of assets that you could be interested at this point given the upcoming Allergan transaction? And maybe how quickly post the Allergan transaction could this Company start considering larger deals if there was an attractive opportunity in the market?

Ian Read - Pfizer Inc - Chairman and CEO

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And on BD, Chris, we see it would be more focused to smaller deals than larger deals right now. But once we close, we’ll look at the opportunities and we still have substantial flexibility.

And of course, it will be measured against the alternative uses of that cash which, right now, are scheduled for buybacks and the accretion equation. So we’ll make the decisions that we believe are best for shareholders, and we’ll take into account what the assets are priced at, at the time we close.

Frank D’Amelio - Pfizer Inc – CFO

And Chris, the only thing I’d add is we Pfizer standalone today generate a lot of operating cash flow. The combined new Company, we said by 2018, will be generating in excess of $25 billion a year in operating cash flow. So the new Company will generate significant amounts of operating cash flow.

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Manoj Garg - ABR-Healthco - Analyst

Hi, it’s Manoj. Thanks for taking the question. A couple on the pending Allergan transaction and one on next Tuesday’s panel.

On Allergan — one, if you can just highlight what some of the levers that would dictate whether the deal would close in early second half of 2016 versus later in the second half? Two, just for Frank, on the $2 billion synergy number, if you could just quantify as we fine tune our pro forma model, if that’s a gross number or a net number?

Ian Read - Pfizer Inc - Chairman and CEO

Okay on the levers, Doug Lankler could you indicate what you see the levers are for the close?

Doug Lankler - Pfizer Inc - General Counsel

Sure. So, Manoj, we’re working closely with regulators. We’re pleased with the process that we’re making. We like the standpoint from the complimentary nature of the businesses, and as a result we continue to expect to close the transaction during the second half.

Ian Read - Pfizer Inc - Chairman and CEO

Thank you.

Frank D’Amelio - Pfizer Inc – CFO

It’s a net number. The synergy number is a net number. He asked whether it was gross or net and the answer is it’s a net number.

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NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, “potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Applicability of the Irish Takeover Rules

As the transaction constitutes a “reverse takeover transaction” for the purposes of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013, (the “Irish Takeover Rules”), Allergan is no longer in an offer period and therefore Rule 8 of the Irish Takeover Rules does not apply to the transaction from the date of the announcement of the transaction and therefore there is no longer a requirement to make dealing disclosures pursuant to Rule 8.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, and its affiliate, Goldman, Sachs & Co, are acting as joint financial adviser to Pfizer and no one else in connection with the proposed transaction. In connection with the proposed transaction, Goldman Sachs International and Goldman, Sachs & Co, their affiliates and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Guggenheim Securities, LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Pfizer and no one else in connection with the proposed transaction. In connection with the proposed transaction, Guggenheim Securities, LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Unless otherwise defined, capitalised terms used in this Statement Required by the Irish Takeover Rules shall have the meaning given to them in the transaction-related press release issued by Pfizer and Allergan on November 23, 2015.

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